FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.     An announcement regarding 2014 first quarterly results of Huaneng Power International, Inc. (the “Registrant”); and
2.     An announcement regarding connected transactions of the Registrant;

Each made by the Registrant on April 23, 2014.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

FIRST QUARTERLY REPORT OF 2014

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

-- 1 --

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the first quarterly report of 2014.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2.	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year (%)

Total assets	259,747,520,520	260,274,853,102	(0.20)
Owners’ equity (Shareholders’ equity) attributable to shareholders of the Company	65,743,668,887	61,747,779,816	6.47
Net assets per share attributable to shareholders of the Company	4.68	4.39	6.61

-- 2 --

		From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)

Net cash flows generated from operating activities		7,036,594,905	(32.93)
Net cash flows generated from operating activities per share		0.50	(33.33)

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)

Net profit attributable to shareholders of the Company	3,682,793,355	3,682,793,355	44.22
Basic earnings per share	0.26	0.26	44.44
Basic earnings per share after deducting non-recurring items	0.23	0.23	27.78
Diluted earnings per share	0.26	0.26	44.44
Return on net assets (weighted average) (%)	5.78	5.78	Increase by 1.28 percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	5.07	5.07	Increase by 0.50 percentage points

-- 3 --

Deducting non-recurring items and amounts:

(Amounts: In RMB Yuan)
Items	Total amount from the beginning of the year to the end of current reporting period

Gains from disposal of non-current assets	209,814
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	556,533,076
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	647,035
Other non-operating income and expenses excluding the above items	(6,958,060)
Other non-recurring items	54,022,768
Tax impact of non-recurring items	(146,317,744)
Impact of non-controlling interests, net of tax	(11,497,403)

Total	446,639,486

-- 4 --

2.2	Total number of shareholders, shareholding of ten largest holders of shares and shareholding of top ten holders who are not subject to any selling restrictions

Unit: share

Total number of shareholders	117,950 (including 117,378 holders of A shares, 450 holders of H shares, 122 holders of ADRs)
Top ten holders of shares
Name of shareholder	Type of shareholder	Shareholding (%)	Number of shares	Number of shares with selling restrictions	Number of shares subject to pledge or lock up
Huaneng International Power Development Corporation	Stated-owned entity	36.05	5,066,662,118	0	Nil
HKSCC Nominees Limited	Foreign entity	20.85	2,930,212,857	0	Nil
China Huaneng Group *	Stated-owned entity	11.11	1,561,371,213	0	Nil
Hebei Construction & Investment Group Co., Ltd.	Stated-owned entity	4.29	603,000,000	0	Nil
China Hua Neng Group Hong Kong Limited	Foreign entity	3.36	472,000,000	0	Nil
Jiangsu Provincial Investment & Management Limited Liability Company	Stated-owned entity	2.96	416,500,000	0	Nil
Liaoning Energy Investment (Group) Limited Liability Company	Stated-owned entity	2.77	389,869,522	0	Nil
Fujian Investment Development Group Limited Liability Company	Stated-owned entity	2.66	374,467,500	0	Nil
Dalian Municipal Construction Investment Company Limited	Stated-owned entity	2.15	301,500,000	0	Pledged: 265,750,000
HSBC Nominees (Hong Kong) Limited	Foreign entity	1.11	156,305,840	0	Nil

-- 5 --

Top ten holders of shares in circulation without any selling restrictions
Name of shareholder(full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares
HKSCC Nominees Limited	2,930,212,857	Overseas listed foreign invested shares
China Huaneng Group*	1,561,371,213	RMB denominated ordinary shares
Hebei Construction & Investment Group Co., Ltd.	603,000,000	RMB denominated ordinary shares
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares
Liaoning Energy Investment (Group) Limited Liability Company	389,869,522	RMB denominated ordinary shares
Fujian Investment Development Group Limited Liability Company	374,467,500	RMB denominated ordinary shares
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares
HSBC Nominees (Hong Kong) Limited	156,305,840	Overseas listed foreign invested shares
Details relating to the connected relationship of the above shareholders or the parties acting in concert

Among the above shareholders, China Huaneng Group, Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any connected relationship among other shareholders.

*	The total number of shares held by China Huaneng Group includes the 6,246,664 shares held by Huaneng Capital Services Company Limited.

-- 6 --

3.	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☒ Applicable ☐ Not Applicable

Comparing the consolidated balance sheet of 31 March 2014 and 31 December 2013, the consolidated income statement for the three months ended 31 March 2014 and 2013 and the consolidated cash flow statement for the three months ended 31 March 2014 and 2013, the items with material changes are as below:

a.	Consolidated balance sheet items

Amounts: In RMB Yuan

Items	31 March 2014	31 December 2013	Variance	%

Notes receivable (1)	1,098,921,987	755,331,124	343,590,863	45.49
Advances to suppliers (2)	982,366,888	434,952,980	547,413,908	125.86
Taxes payable (3)	947,856,228	409,847,260	538,008,968	131.27
Other current liabilities (4)	10,541,309,612	15,565,626,305	(5,024,316,693)	(32.28)
Currency translation differences (5)	(419,886,448)	(817,242,939)	397,356,491	(48.62)

-- 7 --

b.	Consolidated income statement items

Amounts: In RMB Yuan, Except Per Share Data

Items	For the three months ended 31 March 2014	For the three months ended 31 March 2013	Variance	%

Investment income(1)	255,485,415	105,677,401	149,808,014	141.76
Profit before tax (2)	6,065,717,706	4,365,757,493	1,699,960,213	38.94
Net profit (3)	4,563,753,288	3,290,254,439	1,273,498,849	38.71
Net profit attributable to shareholders of the Company (4)	3,682,793,355	2,553,658,195	1,129,135,160	44.22
Basic earnings per share (expressed in RMB per share) (5)	0.26	0.18	0.08	44.44

c.	Consolidated cash flow statement items

Amounts: In RMB Yuan

Items	For the three months ended 31 March 2014	For the three months ended 31 March 2013	Variance	%

Net cash flows generated from operating activities (1)	7,036,594,905	10,491,749,914	3,455,155,009	(32.93)

Fluctuation analysis of the consolidated balance sheet items:

(1)
Notes receivable of the Company and its subsidiaries as at the end of the period increased by 45.49% compared with the beginning of the period, mainly due to the increase in transactions settled with bank acceptance notes between the Company and its subsidiaries and the grid companies.

(2)
Advances to suppliers of the Company and its subsidiaries as at the end of the period increased by 125.86% compared with the beginning of the period, mainly due to the increase in prepayments for fuel purchase during this period.

-- 8 --

(3)
Taxes payable of the Company and its subsidiaries as at the end of the period increased by 131.27% compared with the beginning of the period, mainly due to the increase of income tax payable caused by the increased profit and decrease of deductible input value-added tax caused by decreased fuel purchase price.

(4)
Other current liabilities of the Company and its subsidiaries as at the end of the period decreased by 32.28% compared with the beginning of the period, mainly due to the repayment of the Company’s short-term bond.

(5)
Currency translation differences of the Company and its subsidiaries as at the end of the period decreased by 48.62%, compared with the beginning of the period, mainly due to appreciation of Singapore dollar against RMB.

Fluctuation analysis of the consolidated income statement items:

(1)
Investment income for the reporting period increased by 141.76% compared with the same period of last year, mainly due to increase in profit of the associates and joint ventures of the Company and its subsidiaries.

(2)
Profit before tax of the Company and its subsidiaries increased by 38.94% compared with the same period of last year, mainly due to the decrease in domestic coal market price and increase in power generation.

(3)
Net profit of the Company and its subsidiaries increased by 38.71% compared with the same period of last year, mainly due to the decrease in domestic coal market price and increase in power generation.

(4)	Net profit attributable to shareholders of the Company increased by 44.22% compared with the same period of last year, mainly due to the increase of profit of the Company and its subsidiaries.

(5)	Basic earnings per share increased by 44.44% compared with the same period of last year, mainly due to the increase of profit of the Company and its subsidiaries.

Fluctuation analysis of the consolidated cash flow statement items:

(1)
Net cash flows generated from operating activities of the Company and its subsidiaries decreased by 32.93% compared with the same period of last year, mainly due to the increase in payments for fuel and materials.

-- 9 --

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

☐ Applicable ☒ Not Applicable

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☒ Applicable ☐ Not Applicable

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Undertaking relevant to the initial public issuance	To resolve business competition	Huaneng International Power Development Corporation (“HIPDC”)
In disposing of power plant(s) by HIPDC, the Company has a right of first refusal in whether  to acquire such power plant(s). In developing coal-fired power plants having capacity of more than 300 MW , the Company will be the only developer under the terms and conditions of the relevant restructuring agreement. With respect to power plants having capacity that fall below 300 MW or other power plants, unless the Company indicates in writing that it has no intention to develop, otherwise the development right should belong to the Company. HIPDC at the same time indicates that with regard to the power development business it engages within China, it will not compete with the Company’s business.
				This undertaking shall be subsisting and being performed	No	Yes
	To resolve business competition	China Huaneng Group	The Company has a right of first refusal in the power assets, equity interest and power development projects to be transferred by Huaneng Group	This undertaking shall be subsisting and being performed	No	Yes

-- 10 --

Background	Type (s) of Undertakings	Covenantor	Details of the Undertaking	Time and duration of undertaking	Expiration period	Has the implementation been timely performed
Other undertaking	To resolve business competition	China Huaneng Group
For further avoidance of business competition with Huaneng Power International, Huaneng Group on 17 September 2010 further undertook to Huaneng Power International that it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group; with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into Huaneng Power International. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it would take approximately 5 years and upon such assets meeting the conditions for listing, it would inject such assets into Huaneng Power International in order to support the sustainable, stable development of Huaneng Power International; Huaneng Group would continue to perform each of its undertakings to support the development of its subordinated listed companies.
				Time of undertaking: 17 September 2010.Duration of undertaking: 5 years	Yes	—

-- 11 --

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

☐ Applicable ☒ Not Applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC 23 April 2014

-- 12 --

APPENDIX

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)

AS AT 31 MARCH 2014
Amounts: In RMB Yuan

ASSETS	31 March 2014 Consolidated	31 December 2013 Consolidated	31 March 2014 The Company	31 December 2013 The Company

CURRENT ASSETS
Cash	9,233,213,841	9,433,385,354	3,805,162,555	5,219,423,798
Derivative financial assets	37,192,394	91,727,309	—	—
Notes receivable	1,098,921,987	755,331,124	174,981,764	208,981,764
Accounts receivable	14,038,854,605	14,806,790,255	5,996,001,927	6,350,771,102
Advances to suppliers	982,366,888	434,952,980	543,632,779	276,731,166
Interest receivable	1,976,437	69,592	64,595,036	168,345,255
Dividends receivable	150,000,000	150,000,000	392,727,646	392,727,646
Other receivables	932,512,157	793,638,460	1,308,630,598	1,228,722,367
Inventories	6,259,910,283	6,469,025,605	2,504,935,697	2,323,872,715
Current portion of non-current assets	14,483,044	13,842,239	700,000,000	700,000,000
Other current assets	33,655,642	17,291,588	25,833,804,041	26,262,022,146
Assets held for sale	—	557,670,940	—	750,531,685

Total current assets	32,783,087,278	33,523,725,446	41,324,472,043	43,882,129,644

-- 13 --

ASSETS	31 March 2014 Consolidated	31 December 2013 Consolidated	31 March 2014 The Company	31 December 2013 The Company

NON-CURRENT ASSETS
Available-for-sale financial assets	1,486,119,758	1,627,777,620	1,486,119,758	1,627,777,620
Derivative financial assets	5,137,474	14,244,607	—	—
Long-term receivables	741,451,514	726,213,773	—	—
Long-term equity investment	18,242,018,003	17,951,940,432	54,758,243,930	53,980,537,873
Fixed assets	158,851,741,105	160,926,056,252	60,765,540,609	61,588,072,661
Fixed assets pending for disposal	62,415,800	58,603,045	102,844	102,844
Construction-in-progress	20,994,005,656	18,877,532,566	4,756,449,354	4,154,777,417
Construction materials	2,339,661,129	2,678,280,448	1,004,478,324	1,142,109,312
Intangible assets	10,447,124,970	10,350,136,456	1,761,230,158	1,772,896,201
Goodwill	12,434,969,568	12,180,956,875	—	—
Long-term deferred expenses	160,237,771	150,244,710	15,629,058	17,477,362
Deferred income tax assets	702,970,494	762,560,872	427,972,760	476,673,767
Other non-current assets	496,580,000	446,580,000	1,796,833,000	1,796,833,000

Total non-current assets	226,964,433,242	226,751,127,656	126,772,599,795	126,557,258,057

TOTAL ASSETS	259,747,520,520	260,274,853,102	168,097,071,838	170,439,387,701

-- 14 --

LIABILITIES AND SHAREHOLDERS’ EQUITY	31 March 2014 Consolidated	31 December 2013 Consolidated	31 March 2014 The Company	31 December 2013 The Company

CURRENT LIABILITIES
Short-term loans	40,461,102,000	37,937,046,246	33,540,000,000	31,490,000,000
Derivative financial liabilities	48,390,962	43,591,308	—	—
Notes payable	80,933,148	103,385,199	—	—
Accounts payable	10,139,628,293	12,174,486,464	4,438,153,461	5,952,032,169
Advance from customers	48,149,948	147,799,211	7,666,936	102,233,815
Salary and welfare payables	201,584,484	188,837,308	76,253,706	68,776,172
Taxes payable	947,856,228	409,847,260	978,170,603	661,649,662
Interest payables	1,051,043,624	1,047,409,617	965,444,970	856,647,312
Dividends payable	163,270,103	166,270,103	—	—
Other payables	9,121,975,105	10,677,357,133	2,915,055,282	3,540,908,441
Current portion of non-current liabilities	20,013,709,564	18,487,606,360	15,855,409,984	14,346,426,508
Provision	196,921,902	182,188,394	—	—
Other current liabilities	10,541,309,612	15,565,626,305	10,391,865,560	15,321,796,645
Liabilities held for sale	—	51,172,277	—	—

Total current liabilities	93,015,874,973	97,182,623,185	69,168,020,502	72,340,470,724

NON-CURRENT LIABILITIES
Long-term loans	58,974,008,226	60,513,671,227	15,154,942,617	16,604,712,061
Derivative financial liabilities	343,892,679	383,405,105	112,672,149	116,568,417
Bonds payable	23,736,984,855	23,726,550,054	23,736,984,855	23,726,550,054
Long-term payables	223,576,995	208,820,395	—	—
Specific accounts payable	53,437,815	51,468,800	32,216,258	30,247,242
Deferred income tax liabilities	1,825,018,919	1,788,922,254	—	—
Other non-current liabilities	2,394,956,324	2,374,773,512	2,003,794,111	2,045,488,560

Total non-current liabilities	87,551,875,813	89,047,611,347	41,040,609,990	42,523,566,334

TOTAL LIABILITIES	180,567,750,786	186,230,234,532	110,208,630,492	114,864,037,058

-- 15 --

LIABILITIES AND SHAREHOLDERS’ EQUITY	31 March 2014 Consolidated	31 December 2013 Consolidated	31 March 2014 The Company	31 December 2013 The Company

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	16,580,140,989	16,662,521,932	14,873,961,432	14,977,282,627
Special reserves	43,926,537	45,806,369	41,568,392	41,568,392
Surplus reserves	7,131,699,685	7,131,699,685	7,131,699,685	7,131,699,685
Undistributed profits	28,352,404,684	24,669,611,329	21,785,828,397	19,369,416,499
Currency translation differences	(419,886,448)	(817,242,939)	—	—

Shareholders’ equity attributable to shareholders of the Company	65,743,668,887	61,747,779,816	57,888,441,346	55,575,350,643
Non-controlling interests	13,436,100,847	12,296,838,754	——	——

Total shareholders’ equity	79,179,769,734	74,044,618,570	57,888,441,346	55,575,350,643

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	259,747,520,520	260,274,853,102	168,097,071,838	170,439,387,701

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

-- 16 --

HUANENG POWER INTERNATIONAL, INC.

UNAUDITEDCONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)

FOR THE FIRST QUARTER ENDED 31 MARCH, 20
Amounts: In RMB Yuan, Except Per Share Data

		For the quarter ended 31 March, 2014 Consolidated	For the quarter ended 31 March, 2013 Consolidated	For the quarter ended 31 March, 2014 The Company	For the quarter ended 31 March, 2013 The Company

Operating revenue		32,825,134,731	32,136,095,981	13,916,696,608	13,434,079,070
Less:	Operating cost	24,708,031,033	24,944,125,479	9,932,505,373	9,888,180,360
	Tax and levies on operations	246,262,687	252,014,569	121,246,703	123,768,699
	Selling expenses	1,103,595	5,088,261	—	—
	General and administrative expenses	769,212,430	773,508,955	491,177,138	469,065,773
	Financial expenses	1,847,219,982	1,933,834,614	1,317,393,367	1,257,142,951
	Asset impairment loss	(59,497)	(375,576)	(20,249)	(2,701)
Add:	Income (loss) on fair value changes of financial assets/liabilities	7,082,960	(1,413,183)	—	—
	Investment income	255,485,415	105,677,401	704,969,249	480,837,055
	Including: Investment income from associates and joint ventures	207,898,571	98,244,543	142,867,057	97,912,059

Operating profit		5,515,932,876	4,332,163,897	2,759,363,525	2,176,761,043
Add:	Non-operating income	563,142,760	54,774,132	524,515,514	47,263,620
	Including: gain on disposals of non-current assets	2,611,794	4,413,806	1,428,477	4,354,350
Less:	Non-operating expenses	13,357,930	21,180,536	5,692,791	8,610,952
	Including: loss on disposals of non-current assets	2,401,980	835,474	2,401,980	212,437

Profit before tax		6,065,717,706	4,365,757,493	3,278,186,248	2,215,413,711
Less:	Income tax expense	1,501,964,418	1,075,503,054	861,774,351	539,051,251

Net profit		4,563,753,288	3,290,254,439	2,416,411,897	1,676,362,460

-- 17 --

	For the quarter ended 31 March, 2014 Consolidated	For the quarter ended 31 March, 2013 Consolidated	For the quarter ended 31 March, 2014 The Company	For the quarter ended 31 March, 2013 The Company

Attributable to:
Shareholders of the Company	3,682,793,355	2,553,658,195	2,416,411,897	1,676,362,460
Non-controlling interests	880,959,933	736,596,244	——	——

Earnings per share
(based on the net profit attributable to Shareholders of the Company) (expressed in RMB per share)
— Basic earnings per share	0.26	0.18	——	——
— Diluted earnings per share	0.26	0.18	——	——

Other comprehensive income (loss)	267,073,218	(18,640,146)	(103,321,195)	110,631,107

Total comprehensive income	4,830,826,506	3,271,614,293	2,313,090,702	1,786,993,567

Attributable to:
Shareholders of the Company	3,949,576,796	2,535,303,117	2,313,090,702	1,786,993,567
Non-controlling interests	881,249,710	736,311,176	——	——

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

-- 18 --

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)

FOR THE FIRST QUARTER ENDED 31 MARCH, 2014
Amounts: In RMB Yuan

	For the quarter ended 31 March, 2014 Consolidated	For the quarter ended 31 March, 2013 Consolidated	For the quarter ended 31 March, 2014 The Company	For the quarter ended 31 March, 2013 The Company
Items

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	37,080,462,576	37,155,240,695	16,547,927,244	16,024,278,088
Cash received from return of taxes and fees	16,905,413	20,479,125	—	—
Other cash received relating to operating activities	534,043,007	52,907,611	489,546,519	43,879,737

Sub-total of cash inflows of operating activities	37,631,410,996	37,228,627,431	17,037,473,763	16,068,157,825

Cash paid for goods and services received	25,338,971,982	21,884,616,715	11,404,815,264	10,073,637,832
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	1,406,535,150	1,306,078,747	756,727,245	737,505,872
Payments of taxes	3,373,432,731	3,023,867,332	1,706,628,659	1,519,726,231
Other cash paid relating to operating activities	475,876,228	522,314,723	344,683,574	323,503,260

Sub-total of cash outflows of operating activities	30,594,816,091	26,736,877,517	14,212,854,742	12,654,373,195

Net cash flows generated from operating activities	7,036,594,905	10,491,749,914	2,824,619,021	3,413,784,630

-- 19 --

	For the quarter ended 31 March, 2014 Consolidated	For the quarter ended 31 March, 2013 Consolidated	For the quarter ended 31 March, 2014 The Company	For the quarter ended 31 March, 2013 The Company

Cash flows used in investing activities
Cash received from withdrawal of investment	384,702,400	105,298,706	812,702,400	—
Cash received on investment income	—	—	493,384,096	428,085,850
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	28,537,463	24,846,106	2,229,434	4,493,056
Cash received for disposal of a subsidiary	503,809,240	—	538,297,600	—
Other cash received relating to investing activities	17,343,818	18,821,697	—	—

Sub-total of cash inflows of investing activities	934,392,921	148,966,509	1,846,613,530	432,578,906

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	3,360,284,837	3,406,256,029	1,361,744,958	870,091,939
Cash paid for investments	82,179,000	78,783,840	634,839,000	1,036,175,840
Net cash paid for acquiring subsidiaries	—	9,432,279	—	—
Other cash paid relating to investing activities	2,927,836	1,358,601	—	—

Sub-total of cash outflows of investing activities	3,445,391,673	3,495,830,749	1,996,583,958	1,906,267,779

Net cash flows used in investing activities	(2,510,998,752)	(3,346,864,240)	(149,970,428)	(1,473,688,873)

-- 20 --

	For the quarter ended 31 March, 2014 Consolidated	For the quarter ended 31 March, 2013 Consolidated	For the quarter ended 31 March, 2014 The Company	For the quarter ended 31 March, 2013 The Company

Cash flows used in financing activities
Cash received from investments	20,665,200	303,980,000	—	—
Including: cash received from non-controlling interests of subsidiaries	20,665,200	303,980,000	—	—
Cash received from borrowings	10,110,440,335	4,319,924,583	6,860,000,000	2,709,800,000
Cash received from issuance of bonds and short-term bonds	—	6,485,000,000	—	6,485,000,000
Other cash received relating to financing activities	39,030,000	16,150,000	3,370,000	8,150,000

Sub-total of cash inflows of financing activities	10,170,135,535	11,125,054,583	6,863,370,000	9,202,950,000

Repayments of borrowings	13,084,400,649	15,854,191,591	9,793,009,629	10,395,383,016
Payments for dividends, profit or interest expense	1,992,209,907	1,887,627,519	1,154,757,701	934,726,939
Including: dividends paid to non-controlling interests of subsidiaries	—	4,747,874	—	—
Other cash paid relating to financing activities	4,500,000	446,338	4,500,000	446,338

Sub-total of cash outflows of financing activities	15,081,110,556	17,742,265,448	10,952,267,330	11,330,556,293

Net cash flows used in financing activities	(4,910,975,021)	(6,617,210,865)	(4,088,897,330)	(2,127,606,293)

Effect of exchange rate fluctuations on cash held	40,472,520	(38,240,542)	1,580,526	3,641,463

Net (decrease) /increase in cash	(344,906,348)	489,434,267	(1,412,668,211)	(183,869,073)
Add: cash at beginning of period	9,341,672,995	10,505,387,385	5,196,600,915	4,541,235,391

Cash at end of period	8,996,766,647	10,994,821,652	3,783,932,704	4,357,366,318

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

-- 21 --

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

HUANENG FINANCE FRAMEWORK AGREEMENT

On 22 April 2014, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of the Company’s ultimate controlling shareholder (i.e. Huaneng Group), for a term commencing on 1 January 2015 and expiring on 31 December 2017. Pursuant to the Huaneng Finance Framework Agreement, the Company will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by the Company with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to the Company; and (iii) provision of loan advancement by Huaneng Finance to the Company. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2015 to 2017, the maximum outstanding balance of the deposit transactions under the Huaneng Finance Framework Agreement, on a daily basis, shall not exceed RMB8 billion. As the transaction scale of the deposit transactions exceeds 5% of the applicable percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such deposits transactions shall be subject to the compliance with the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

-- 1 --

Huaneng Finance will also provide notes discounting services and loan advancement services to the Company under the Huaneng Finance Framework Agreement. Given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favorable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company will be granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

INDEPENDENT SHAREHOLDERS’ APPROVAL

The Company proposes to table the relevant resolution for obtaining the approval from the Independent Shareholders on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Finance Framework Agreement at the 2013 Annual General Meeting to be held in June 2014.

The Independent Board Committee of the Company will advise the Independent Shareholders on the deposit transactions (including their respective proposed caps) contemplated under the Huaneng Finance Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the deposit transactions (including their respective proposed caps) contemplated under the Huaneng Finance Framework Agreement.

A circular containing, inter alia, further details regarding the continuing connected transactions under the Huaneng Finance Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser will be issued by the Company to the shareholders within 15 business days from the date of publication of this announcement.

-- 2 --

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG FINANCE

The Company and its subsidiaries mainly develop, construct, operate and manage large- scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 66,795 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As of 31 March 2014, HIPDC, being the direct controlling shareholder of the Company, holds 36.05% of the total equity interests in the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 11.06% direct equity interests in the Company, a 3.36% indirect equity interests in the Company through China Hua Neng Group Hong Kong Limited (“Hua Neng HK”) (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect equity interests in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

Huaneng Finance is a company incorporated in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter-bank borrowing and foreign investment. Huaneng Group holds a 52% interest in Huaneng Finance. The Company holds a 20% interest in Huaneng Finance and Huaneng Finance in turn holds 0.79% interest in the Company. Under the Hong Kong Listing Rules, Huaneng Finance is an associate of a connected person of the Company.

-- 3 --

The relationship between the Company, Huaneng Group and Huaneng Finance is illustrated as follows:

*
Huaneng Group, through Hua Neng HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#
Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.79% interest in the Company through Hua Neng HK, Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and Huaneng Finance (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates, including Huaneng Finance) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

-- 4 --

HUANENG FINANCE FRAMEWORK AGREEMENT

Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilize the notes discounting services provided by Huaneng Finance by paying it a service fee lower than the service fees charged by independent third parties for provision of similar services in the PRC.

Pursuant to the relevant framework agreement entered into between the Company and Huaneng Finance dated 5 January 2012, for the period from 1 January 2012 to 31 December 2014, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB6 billion on a daily basis, the total amount of the notes discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB6 billion on a daily basis (please refer to the announcement dated 6 January 2012 and the circular dated 20 January 2012 issued by the Company).

For the years ended 2012 and 2013, and the period from 1 January 2014 to 31 March 2014, the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5.951 billion (audited), RMB 5.970 billion (audited) and RMB 5.996 billion (unaudited), respectively. As such framework agreement will expire on 31 December 2014, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance to extend the arrangement for another term of 3 years commencing on 1 January 2015 and expiring on 31 December 2017. The Company estimates that during the period from 2015 to 2017, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB8 billion.

The proposed cap for the deposits has taken into the following consideration: (1) the increasing asset scale led to the increase in the amount of deposits of the Company; (2) the expansion of the Company’s operation scale led to an apparent increase in the fund flow (as at the end of 2013, the number of controlled subsidiaries under the management of the Company increased to 55 (2011: 38 subsidiaries) and the equity-based generation capacity of the Company increased to 59,625 MW (2011: 53,186MW)); and (3) the fact that the Company has acquired a 20% equity interest in Huaneng Finance since December 2005, the profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

-- 5 --

The deposit transactions form part of the daily operations of the Company. The commercial terms (including the rates) offered by Huaneng Finance to the Company and its subsidiaries in respect of such transaction are no less favourable than those offered by domestic commercial banks for provision of similar services to the Company and its subsidiaries.

The Company may, from time to time and as necessary, enter into separate implementation agreements for individual deposit transactions contemplated under the Huaneng Finance Framework Agreement with Huaneng Finance. Each implementation agreement will set out the specific terms of for the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the Huaneng Finance Framework Agreement, they do not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of the Company to place deposits with independent third parties other than Huaneng Finance.

The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•
the Finance Department of Company will on a weekly basis, obtain terms and trend of interests etc. relating to placing deposits from major commercial banks e.g. Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank Corporation within the PRC, and based on the interest rate promulgated by the People’s Bank of China make comparisons, in order to allow the Company to obtain the most favourable terms relating to placing deposits, maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company;

-- 6 --

•
the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company will report the fund use position each quarter to the Beijing Securities Regulatory Bureau of the China Securities Regulatory Commission and requires itself to comply with the relevant provisions at anytime;

•
the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; also, the independent non-executive Directors and the Company’s auditors will review annually the enforcement of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Company considers that the arrangement of deposits with Huaneng Finance helps diversify the risk of the Company and its subsidiaries in relation to its deposits. At the same time, the Company considers that the risk of placing deposits at Huaneng Finance can be effectively controlled taking into consideration of the following factors: (1) Huaneng Finance is a non-bank financial institution and regulated by China Banking Regulatory Commission. During the course of daily operations, Huaneng Finance adheres to conduct business in compliance with the relevant regulations and according to law. During the course of development, Huaneng Finance has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism in compliance with the regulatory requirements of China Banking Regulatory Commission in relation to risk control ratios; (2) the Company holds a 20% interest in Huaneng Finance and may exercise its rights as shareholder according to law to promote the regulated operation of the general meeting of shareholders, board of directors and risk control committee of Huaneng Finance in order to safeguard its own interests.

-- 7 --

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

The importance and hence the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)
The increase of the cap on the outstanding balance of the deposits (on daily basis) is to meet the business development of the Company. The expansion of the Company’s operation scale led to an apparent increase in the fund flow (as at the end of 2013, the number of controlled subsidiaries under the management of the Company increased to 55 (2011: 38 subsidiaries) and the equity-based generation capacity of the Company increased to 59,625 MW (2011: 53,186 MW)). At the same time, as most of the tariffs payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the outstanding balances of the deposits (on daily basis). If the maximum outstanding balance of the deposits (on daily basis) was not allowed to be adjusted, the Company would need to spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)
Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be remitted to and deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help systemically manage the capital utilization. The Directors considers that being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalized finance services to the Company than the deposit services provided by other commercial banks.

(iii)
The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal or to no less favourable than the deposit rates offered to the Company by domestic independent third parties for provision of similar services.

(iv)
The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

-- 8 --

Notes Discounting Services and loan advancement services

In addition, the Company and its subsidiaries will also use the notes discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of notes discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). As such, the Company considers that the provision of notes discounting services and loan advancement services by Huaneng Finance will benefit the Company by increasing the operation efficiency in the use of fund. Therefore, the Company will continue to engage the notes discounting services and loan advancement services from Huaneng Finance in 2015, 2016 and 2017. For the years ended 2012 and 2013, and the period from 1 January 2014 to 31 March 2014, the Company has not engaged any notes discounting services from Huaneng Finance due to the reasons that during such period, the cash flow of the Company was relatively sufficient and that had been more fund raising channels available to the Company. In respect of the loan advancement services (all of them did not require any security) provided by Huaneng Finance, for the years ended 2012 and 2013, and the period from 1 January 2014 to 31 March 2014, the maximum outstanding balance (on daily basis) were RMB2.165 billion (audited), RMB1.732 billion (audited) and RMB1.807 billion (unaudited), respectively. The Company estimates that the total transaction amount relating to the notes discounting services provided by Huaneng Finance for each of 2015, 2016 and 2017 is RMB1 billion while the maximum loan outstanding balance (on daily basis) for each of 2015, 2016 and 2017 is RMB8 billion.

Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide notes discounting services and loan advancement services on normal commercial terms that are no less favourable than those offered by independent third parties for similar services to the Company.

BOARD OF DIRECTORS’ VIEW

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company who were deemed to be related in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Finance Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not related to the transactions.

-- 9 --

The Board (including the Independent Directors) is of the view that the Huaneng Finance Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

IMPLICATION UNDER HONG KONG LISTING RULES

As the applicable percentage ratios relating to the scale of the deposit transactions with Huaneng Finance and its subsidiaries and associates contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

With respect to the notes discounting and loan advancement, given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company is granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

-- 10 --

INDEPENDENT SHAREHOLDERS’ APPROVAL

Under the Hong Kong Listing Rules, the deposit transactions under the Huaneng Finance Framework Agreement require Independent Shareholders’ approvals. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company will seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Finance Framework Agreement at the 2013 Annual General Meeting to be held in June 2014. Huaneng Group and its associates (holding an aggregate of 7,211,431,502 ordinary shares in the Company, representing approximately 51.31% of the total issued shares of the Company as at 31 March 2014) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Finance Framework Agreement at such general meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the deposit transactions (including the proposed caps) under the Huaneng Finance Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the deposit transactions (including the proposed caps) under the Huaneng Finance Framework Agreement.

-- 11 --

A circular containing, inter alia, further details of the continuing connected transactions for the deposit transactions under the Huaneng Finance Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor will be issued by the Company to shareholders within 15 business days from the date of publication of this announcement.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the deposit transactions under the Huaneng Finance Framework Agreement (including their respective proposed caps) and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Finance Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Finance Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc. and its subsidiaries;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

-- 12 --

“Huaneng Finance Framework Agreement”
the framework agreement on the continuing connected transactions (for 2015 – 2017) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 22 April 2014;

“Huaneng Group”	China Huaneng Group;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the deposit transactions contemplated under the Huaneng Finance Framework Agreement, comprising independent non-executive Directors who are independent of the subject transactions;

“Independent Financial Adviser”
an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the deposit transactions (including the daily balances thereof) contemplated under the Huaneng Finance Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; “subsidiaries” has the meaning ascribed to it in the Hong Kong Listing Rules; and

“2013 Annual General Meeting”	the 2013 annual general meeting of the Company to be convened in June 2014, the meeting notice of which will be issued to the shareholders of the Company not less than 45 days before such meeting.

-- 13 --

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
23 April 2014

-- 14 --

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 23, 2014